Exhibit 99.1

press release

ArcelorMittal publishes 2020 integrated annual review

24 May 2021 11:00 CET

ArcelorMittal (‘the Company’) has today published its 2020 integrated annual review, ‘Inventing smarter steels for a better world’. The review, which can be accessed at https://corporate.arcelormittal.com/corporate-library/reporting-hub/integrated-annual-review-2020, underpins the Company’s commitment to transparent reporting. It has been produced in-line with the International Integrated Reporting Council’s framework, the Global Reporting Index Sustainability Reporting Standards 2016, the United Nations Global Compact, the European Union’s Directive 2014/95/EU on non-financial reporting and the Sustainability Accounting Standards.

The review provides an overview of the Company’s performance in 2020, outlines the progress it made against its strategic priorities and details its short- and long-term plans. Specifically, the review outlines ArcelorMittal’s performance and ambitions across the following areas: health and safety; delivering financial value; innovating smarter steels and solutions; and driving environmental and social sustainability. It also demonstrates the Company’s approach to ensuring it brings long-term, sustainable value to its broad stakeholder base.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“2020 was, by any measure, an extraordinary year. The Covid-19 global pandemic caused unprecedented disruption to societies, businesses and individuals across the globe, forcing us all to re-think the way we live and work. Our clear priority throughout the pandemic was to keep our employees safe and well. We are proud of the care they showed each other and their commitment to keeping the business running.

“Yet for all the challenges of 2020, it was also a year of progress for ArcelorMittal. We achieved our net debt target and improved the quality and earnings capability of our asset portfolio. The upshot is a higher growth portfolio as we are able to focus investment behind higher growth opportunities in markets like Brazil, Mexico, India and Liberia.

“I have therefore stepped into the CEO role at a time when the company is in many ways stronger, allowing me to focus on the four strategic pillars which underpin our vision to remain the world’s leading steel company in the coming decades. The first three – having a strong balance sheet, growth portfolio and competitive cost position – put the Company in a strong position to grow and develop.

“The fourth pillar of our strategy is our ambition to be a sector leader in sustainability. Global concern for sustainability and responsible business continued to grow in 2020, perhaps even accentuated by the challenge of the pandemic. We track performance according to five sustainable development themes but three issues in particular stand out – safety, decarbonisation and diversity. Despite considerable effort, we know our safety performance is not good enough. The Executive Office, the Sustainability committee and the full Board has discussed this in depth as a result of which changes have been introduced which we hope will support a step change in our safety performance.

“Although the transition to a low carbon society is a significant challenge, it also presents ArcelorMittal with tremendous opportunity. A significant milestone in our decarbonisation ambitions was the launch in March of XCarb™, a brand that brings together all of ArcelorMittal’s reduced, low- and zero-carbon steelmaking activities into a single effort, focused on achieving demonstrable progress towards carbon-neutral steel.

“It is widely recognised that diverse teams bring many benefits to organisations, including an increased wealth of perspectives and the capacity to make better-informed decisions. While our workforce is internationally diverse, our key issue has been gender diversity. We have worked on the plans to address it and are targeting doubling the number of female managers – or higher – by 2030.

“I hope we will be able to report progress on our key metrics in 2021. When it comes to sustainability, steel is an ideal material in the circular economy since it is easily recoverable and infinitely recyclable. I remain very confident in the future of steel, and in the ability of ArcelorMittal to succeed in this environment and continue to invent the smarter steels we need for a better world.”

Lakshmi Mittal, Executive Chairman, ArcelorMittal, added:

“Our vision is to remain the world’s leading steel company for many decades to come. We are aware that our ability to do so will be shaped not only by our financial performance but also our social and environmental performance, and particularly our ability to decarbonise. I have seen many fascinating and transformational developments in my decades in business. None, I believe, have quite the same implications as the challenge to decarbonise the global economy.

“It is a mammoth task for everyone and particularly for those of us operating in the so-called ‘hard to abate sectors’ which includes steel. We are acutely aware of the carbon footprint associated with steelmaking. Nevertheless, we remain confident that steel can and will remain the material of choice for building the world’s infrastructure. While we in no way underestimate the challenge of the transition, we are energised by the opportunities it will provide. Much of the infrastructure required for the transition to a low-carbon economy for example, including renewable energy systems and electric vehicles, depend on steel.

“The potential of the opportunity is what keeps us focused and energised. Our teams of engineers are working hard to ensure ArcelorMittal plays a leading role in the decarbonisation of our industry. Our financial strength, our innovative nature and the ingenuity and capability of our people to find solutions to the toughest challenges stands us in good stead to fulfil our purpose of inventing smarter steels for a better world.”

Key highlights discussed in the review include:

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Actions taken to protect the safety and wellbeing of our employees and support local communities during the pandemic. These included accessing essential medical supplies and personal protective equipment, using our global networks to facilitate the transfer of equipment to regions which are most in need, and financial donations to healthcare facilities, including laboratories to carry out Covid tests.

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The steps the Company is taking to improve its health and safety performance. Initiatives include enhanced governance, the re-vamping of the Company’s global Health and Safety Council and efforts aimed at instilling an interdependent safety culture group-wide.

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The Company’s strategy to address its carbon challenge and become a sector leader in sustainability, including the launch of XCarb™ (https://corporate.arcelormittal.com/sustainability/xcarb) in March and updates on the various decarbonisation projects being developed and deployed. In line with the objectives of the Paris Agreement, in 2020 the Company announced a group-wide commitment to being carbon-neutral by 2050, and will shortly be announcing a group-wide CO2 emissions target for 2030.

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Progress the Company has made in reducing the carbon intensity of the steel it produces; CO2 per tonne of steel was 2.08 tonnes in 2020, a 1.4% improvement over 2019 and a 7.9% improvement since 2007, meeting the Company’s 2020 target.

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Insight into how the Company is managing its broader environmental impact, including detail on the $248 million allocated to 20 projects with energy and/or carbon benefits, and the $396 million allocated to 32 projects which will deliver a broad range of environmental benefits.

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Progress towards meeting steel and mining certification and accreditation standards; following Covid-19 related delays, the Company has re-started the process of certifying its European flat products sites against ResponsibleSteel™ certification standards and committed to achieving Initiative for Responsible Mining Assurance (IRMA) accreditation for its mines in Brazil, Canada, Liberia and Mexico by 2025.

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The importance the Company places on R&D, as evidenced by its $245 million R&D investment in 2020, which supported the launch of 29 new products and solutions to accelerate sustainable lifestyles and 27 to support sustainable construction, infrastructure and energy generation.

•	Our plans to continue to improve on diversity and inclusion, including our target to double the representation of women in management positions to 25% by 2030.

ENDS